NEWS RELEASE FOR IMMEDIATE RELEASE

      AMERICAN STANDARD COMPLETES MEDICAL BUSINESS EXIT WITH DIASORIN SALE

PISCATAWAY, NJ -- August 3, 2000 -- American Standard Companies Inc. (NYSE: ASD) announced today a definitive agreement to sell its DiaSorin medical unit to a group consisting of SNIA, a $1.2 billion high-tech industrial firm; Interbanca, a leading Italian merchant bank; Iniziativa Piemonte, a private equity firm; and four members of DiaSorin's current management. The sale, subject to regulatory approvals, has been approved by the boards of all companies involved, and is expected to close in the third quarter of this year.

The sale includes DiaSorin's blood-testing products as well as its Copalis(R) and other diagnostic analyzer systems. DiaSorin has factories in Jundiai, Brazil; Saluggia, Italy; and Stillwater, Minnesota, in the United States. Upon completion of the transaction, these locations and more than 500 employees will become part of the new business being established by the buyers.

In October 1999, American Standard announced its intention to sell the medical businesses. Since then, the company has treated DiaSorin as a discontinued operation. The reserves established in the fourth quarter of 1999 cover the cost of the company's exit from the medical businesses.

"We are now completely out of the medical business," said Frederic Poses, American Standard chairman and CEO. "We're pleased with this sale for our shareowners, customers and employees."


American Standard is a global manufacturer with market leading positions in three businesses: Trane(R), the United States' leading supplier of central air conditioning systems and service for commercial and institutional buildings and a premier brand for residential buildings; American Standard(R) and Ideal Standard(R), the world's largest manufacturer of plumbing products; and WABCO(R), the leading supplier of electronic braking and control systems to the world's manufacturers of heavy-duty trucks and buses. The company employs approximately 58,000 people in 36 countries. American Standard is included in the Standard & Poor's MidCap 400 Index.


For  more  information,   reporters  may  contact:
American Standard -- Lisa Glover,732 980-6048, lglover@americanstandard.com, or Shelly London, 732 980-6175, slondon@americanstandard.com

For more information, investors and financial analysts may contact:
American Standard -- Phil Bradtmiller, 732 980-6038, pbradtmiller@americanstandard.com, or Bruce Fisher, 732 980-6095, bfisher@americanstandard.com


Additional information is available at http://www.americanstandard.com. U.S. callers can listen to the latest news release and other corporate information by dialing (888) ASD-NEWS.